BERKLEY RESOURCES INC.

Suite 400, 2424 – 4th Street, S.W.
Calgary, AB  T2S 2T4
Tel: (403) 237-6211  Fax: (403) 244-7806
www.berkleyresources.com
info@berkleyresources.com

October 23, 2007
Trading Symbols: BKS – TSX Venture
BRKDF.PK – OTC BB (US)
Frankfurt W8O

PRESS RELEASE

BERKLEY RECEIVES NOTIFICATION FOR PRE-HEARING RELATIVE TO LICENCE APPLICATION TO DRILL CROSSFIELD WELL.

Berkley is pleased to announce that it has received notice of a Pre-Hearing date of December 5, 2007 from the Alberta Energy Utilities Board (AEUB) with respect to the Company’s application to drill its proposed Crossfield West sour gas test well located at 11-9-28-1 W5M.  This is seen as the next-to-last step in the Regulatory process to obtain a drilling licence.  The Pre-Hearing, among other things,  is expected to set a final Hearing date in early 2008.

Bissett Resource Consultants Ltd. has been directing the Company and its partners (Berkley 35%) through the extensive Regulatory process which has now exceeded a five year time frame.  Bissett is an Industry leader in guiding companies, majors and Independents, through this Regulatory process.  Their experienced and well respected personnel have managed this project through its various phases and they will  continue to direct and guide Berkley and partners through the drilling of the initial test well and subsequent developments as required.

The Crossfield prospect is located a short distance west of the major Crossfield sour gas field which has estimated reserves of 1.6 trillion cubic feet.  The Company’s Crossfield West prospect has key geological and geophysical markers similar to those found in the main Crossfield gas reservoir.  Although the areal extent of the Crossfield West prospect does not appear to be as large as the main field, if gas reserves are found they are expected to be substantial.  The fact that all infrastructure is in place to process sour gas if and when found, makes the Crossfield West project very attractive.

About Berkley – the Company is an Alberta based oil and gas exploration and production company.  It has production from five separate areas in Alberta and Saskatchewan.  Three are natural gas and two produce oil.  The Company is debt free and expects an increasingly positive cash flow during 2008.

For further information and the Crossfield map:
http://www.berkleyresources.com/reservespdf/crossfield-west.pdf

On behalf of the Board of Directors of Berkley Resources Inc.

“Lindsay Gorrill ”
Lindsay Gorrill, President & COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.